Exhibit 99.1

Akanda Looks to Commercialize and Capitalize on Germany’s Legalization of Cannabis, Opening Path to $3BN Market

London, UK April 12, 2024 –Akanda Corp. (“Akanda” or the “Company”)  (NASDAQ: AKAN), an international medical cannabis company, announces its plans to evaluate and pursue strategic investments in the expanded legalized German market.

On April 1, 2024 Germany became the third European Union country to legalize cannabis for personal use after Malta and Luxembourg. The new law legalizes recreational possession, individuals to grow up to three plants, and joining cannabis clubs to buy up to 25 grams per day.

As a result of the expanded cannabis legalization, Akanda anticipates exciting potential growth opportunities in the German market and is reviewing potential acquisitions and strategic investments in the region. The Company is optimistic about these prospects and will look to focus on a pathway for commercialization in the German market. The sectors of particular interest to the Company are cultivation, production, retail and dispensaries; where the team management and board have significant experience.

Akanda believes the expansion both in medical and allowing for recreational use may increase German patient and consumer demand and likewise German regulators will create an infrastructure of imports and licensed manufacturing to accommodate its growing market. Akanda plans to closely monitor regulatory developments and the licensing process as well as evaluate current licensed operating targets for acquisition. 1 The Company also anticipates the landmark reforms in Germany could have an impact on cannabis drug policy across Europe as other countries may adopt Germany’s approach.

“We applaud Germany’s increased access to valid medicine and products for patients and consumers. This legislation represents a critical step and illustrates a public policy model for other European Union countries,” stated Katie Field interim CEO and Director. Ms. Field continued, “Akanda is evaluating opportunities to participate in the leading edge of this market and aspires to provide German consumers with exceptional cannabis products.”

The Germany Cannabis Market was valued at around $1175.6 Million in 2022 and is projected to reach $5788.5 Million by 2030, exhibiting a CAGR of 22.05% during the forecast period 2023-2030. This year it is projected to do $3B.2

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK. Akanda also acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses. The Company plans to develop THC and cannabinoid (CBD) facilities at this site.

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[1]	- https://www.theguardian.com/world/2024/apr/01/germany-legal-cannabis-weedlaws-personal-use https://businessofcannabis.com/is-germanys-cang-bill-set-to-unleash-a-wave-ofgerman-cannabis-growers/
2	https://www.insights10.com/report/germany-cannabis-market-analysis/#:~:text=Germany%20Cannabis%20Market%20is%20valued,in%202020%20and%202021%20respectively

Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.